SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of July, 2005
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  Re: AMVESCAP PLC MOVES INTERIM RESULTS
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                                ANNOUNCEMENT TO AUGUST 2, 2005
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For Immediate Release
Contact:       Doug Kidd, Managing Director, Corporate Communications
Phone:         + 1 404 479 2922 (U.S.)
Contact:       Angus Maitland, Maitland Communications
Phone:         + 44 207 379 5151 (U.K.)


        AMVESCAP PLC MOVES INTERIM RESULTS ANNOUNCEMENT TO AUGUST 2, 2005

London--July 20, 2005--In order that newly appointed President and Chief Executive Officer (CEO) Martin L. Flanagan, who joins the company on August 1, 2005, may participate in the announcement of the company's interim results, AMVESCAP PLC today announced that it has changed the announcement date of its 2005 interim results from July 28, 2005 to August 2, 2005 at noon BST (7 a.m.
EDT). A conference call to review these results will follow for members of the investment community and general public at 2:30 p.m. BST (9:30 a.m. EDT). Charles Brady, chairman, Martin Flanagan, president and CEO and James Robertson, chief financial officer, will conduct this call. Contact details for the call will be included as part of the results announcement and on AMVESCAP's Web site at www.amvescap.com.

The Board of Directors of AMVESCAP, consistent with its fiduciary duties, is committed to maximizing long-term shareholder value. Working with outside advisors, the Board has conducted a thorough review of strategic options over recent months. The Board's unanimous conclusion is that AMVESCAP can best serve its shareholders by continuing to advance its position as a leading independent global investment manager offering enduring investment solutions to individual and institutional clients, through a full range of products backed by excellent client service. The appointment of Martin Flanagan as president and CEO, with his deep experience in global investment management and proven leadership skills, greatly strengthens AMVESCAP's ability to implement this strategy successfully.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, AIM Trimark, INVESCO, INVESCO PERPETUAL and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of retail and institutional products for clients around the world. The company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

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This release may include statements that constitute "forward-looking statements"
under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should" and "would," or any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent annual report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC Web site at www.sec.gov.


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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  20 July, 2005                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary